SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 85)

Garmin Ltd.
(Name of Issuer)

Registered Shares
(Title of Class of Securities)

H2906T 109
(CUSIP Number)

June 12, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
[X] Rule 13d-1(c)
☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H2906T 109	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Jonathan Burrell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
18,133,725

	6	SHARED VOTING POWER
773,834

	7	SOLE DISPOSITIVE POWER
18,133,725

	8	SHARED DISPOSITIVE POWER
773,834

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,907,559

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. H2906T 109	Page 3 of 8

Item 1(a).	Name of Issuer:

 Garmin Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland

Item 2(a).	Name of Person Filing:

Jonathan Burrell

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P.O. Box 507, Stillwell, KS 66085

Item 2(c).	Citizenship:

 USA

Item 2(d).	Title of Class of Securities:

 Registered Shares

Item 2(e).	CUSIP Number:

 H2906T 109

CUSIP No. H2906T 109	Page 4 of 8

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. H2906T 109	Page 5 of 8

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)
Amount beneficially owned:

18,907,559

9,355,549 of the 18,907,559 Registered Shares reported are held in several Charitable Lead Annuity Trusts, over which Registered Shares the reporting person has the sole voting and dispositive power.

8,047,147 of the 18,907,559 Registered Shares reported are held in several Grantor Retained Annuity Trusts established by the reporting person's mother, over which Registered Shares the reporting person has the sole voting and dispositive power.

162,600 of the 18,907,559 Registered Shares reported are held in the reporting person's revocable trust, over which Registered Shares the reporting person has the sole voting and dispositive power.

773,834 of the 18,907,559 Registered Shares reported are held in a GRAT remainder trust established for the reporting person's benefit, over which Registered Shares the reporting person shares voting and dispositive power with a third party co-trustee.

394,478 of the 18,907,559 Registered Shares reported are held in one or more limited liability companies that are wholly-owned by a GRAT remainder trust established for the reporting person's benefit, over which Registered Shares the reporting person has the sole voting and dispositive power.

167,400 of the 18,907,559 Registered Shares reported are held in several Grantor Retained Annuity Trusts established by the reporting person, over which Registered Shares the reporting person has the sole voting and dispositive power.

CUSIP No. H2906T 109	Page 6 of 8

6,551 of the 18,907,559 Registered Shares reported are owned by the reporting person directly, and may include restricted stock units ("RSUs") awarded to the reporting person under the Garmin Ltd. Non-Employee Directors' Equity Incentive Plan that can be settled only in Registered Shares (to the extent that such RSUs have vested or, within 60 days of the date of this Statement, will vest).

(b)	Percent of class: 9.88%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 18,133,725

(ii)	Shared power to vote or to direct the vote: 773,834

(iii)	Sole power to dispose or to direct the disposition of: 18,133,725

(iv)	Shared power to dispose or to direct the disposition of: 773,834

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.
Ownership of More Than Five Percent on Behalf of Another Person.

9,355,549 of the 18,907,559 Registered Shares reported are held in several charitable lead annuity trusts, over which Registered Shares the reporting person has the sole voting and dispositive power.  These trusts exist to provide annuity payments to charity during the applicable 8-, 12-, 15-, 20- and 25-year annuity periods of the respective trusts, and thereafter will be for the benefit of the descendants of the reporting person's parents.

CUSIP No. H2906T 109	Page 7 of 8

8,047,147 of the 18,907,559 Registered Shares reported are held in several grantor retained annuity trusts established by the reporting person's mother, over which Registered Shares the reporting person has the sole voting and dispositive power.  The grantor retained annuity trusts are for the benefit of the reporting person's mother during the two-year annuity period of the trusts, with any amounts remaining after distribution to the reporting person's mother being distributable to several remainder trusts for the benefit of certain descendants of the reporting person's parents.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[Signature Page Follows]

CUSIP No. H2906T 109	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2023

/s/ Jonathan Burrell
Jonathan Burrell